September 27, 2010
ATTORNEYS AT LAW
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MILWAUKEE, WI  53202-5306
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WRITER’S DIRECT LINE
414.297.5668
rryba@foley.com EMAIL

CLIENT/MATTER NUMBER
044741-0103

Via EDGAR and Federal Express

Mr. Jeffrey P. Riedler Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Re:	National Research Corporation
Form 10-K
Filed March 31, 2010
File No. 000-29466

Dear Mr. Riedler:

On behalf of our client, National Research Corporation, a Wisconsin corporation (the “Company”), set forth below is the Company’s response to the comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 14, 2010 (the “Comment Letter”), with respect to the above-referenced filing (the “Filing”).  The numbered item set forth below repeats (in bold italics) the comment of the Staff reflected in the Comment Letter, and following such comment is the Company’s response (in regular type).

Proxy Statement on Schedule 14A, filed March 31, 2010

1.
We note that you have provided an explanation that, “the [Compensation] Committee, as part of its periodic review of compensation and benefit programs, assesses the potential risks arising from the Company’s compensation policies and practices and considers safeguards against incentives to take excessive risks.”  However, we also note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company respectfully advises the Staff that the basis for its conclusion that disclosure was not necessary in response to Item 402(s) of Regulation S-K was the determination of both the Compensation Committee of the Company’s Board of Directors and the Company’s management that the risks arising from the Company’s compensation policies and practices for its employees were not reasonably likely to have a material adverse effect on the Company.

Item 402(s) of Regulation S-K provides in relevant part as follows:

To the extent that risks arising from the registrant's compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant, discuss the registrant's policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Jeffrey P. Riedler
September 27, 2010

To determine whether (i) the risks arising from the Company’s compensation policies and practices for its employees were reasonably likely to have a material adverse effect on the Company and (ii) disclosure was therefore required under Item 402(s) of Regulation S-K, the Compensation Committee and management engaged in a process of evaluation of the Company’s policies and practices for its employees and the risks arising therefrom.  The evaluation process began with management taking an inventory of the Company’s compensation arrangements and identifying the risks arising from the arrangements as well as measures the Company has taken to mitigate such risks.  Management and the Compensation Committee together evaluated the levels of risk-taking encouraged by the identified compensation arrangements to determine whether they were appropriate in the context of the Company’s overall compensation arrangements, its objectives for its compensation arrangements, its strategic goals and its enterprise risk profile.  Management and the Compensation Committee also evaluated the risk mitigation measures the Company had in place to assess their likely effectiveness.  These measures included policies designed to ensure that commission-based compensation is paid only for revenues that are realized for the Company, caps on the amount of incentive compensation that can be earned by the Company’s executives and multi-year vesting periods on equity awards.

Based on this process, management and the Compensation Committee determined that the risks arising from the Company’s compensation policies and practices for its employees were not reasonably likely to have a material adverse effect on the Company.  Accordingly, the Company concluded that disclosure was not required in response to Item 402(s) of Regulation S-K.

*            *            *            *

Additionally, as requested, the Company is also enclosing with the hard copies of this response letter a written statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey P. Riedler
September 27, 2010

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5668.

Very truly yours, /s/ Russell E. Ryba Russell E. Ryba

Enclosures (with Federal Express Copies)

cc:	Johnny Gharib
    U.S. Securities and Exchange Commission
Michael D. Hays
Patrick E. Beans
    National Research Corporation
Benjamin F. Garmer, III
Joshua A. Agen
    Foley & Lardner LLP

NATIONAL RESEARCH CORPORATION
1245 “Q” Street
Lincoln, Nebraska 58508

September 27, 2010

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	National Research Corporation
Form 10-K
Filed March 31, 2010
File No. 000-29466

Ladies and Gentlemen:

National Research Corporation (the “Company”), a Wisconsin corporation (File No. 000-29466), in response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 14, 2010, with respect to the above-referenced filing (the “Filing”), hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing.

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing.

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NATIONAL RESEARCH CORPORATION

By:	/s/ Patrick E. Beans
Patrick E. Beans
Vice President, Treasurer, Secretary and Chief Financial Officer

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